                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)

                               HEALTHSOURCE, INC.
                                (Name of Issuer)

                               HEALTHSOURCE, INC.
                      (Name of Person(s) Filing Statement)

                        5% CONVERTIBLE SUBORDINATED NOTES
                                   DUE 2003 OF
                               HEALTHSOURCE, INC.
                         (Title of Class of Securities)

                                    42221AC8
                                    42221EAA2
                      (CUSIP Number of Class of Securities)

                               DAVID C. KOPP, ESQ.
                               HEALTHSOURCE, INC.
                             TWO COLLEGE PARK DRIVE
                          HOOKSETT, NEW HAMPSHIRE 03106
                                 (603) 268-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications of Behalf of Person(s) Filing Statement)

                                   Copies to:

                           DAVID G. POMMERENING, ESQ.
                              O'MELVENY & MYERS LLP
                      555 13TH STREET, N.W., SUITE 500 WEST
                             WASHINGTON, D.C. 20004
                                 (202) 383-5300

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $ 249,388,951.39                            $ 49,877.79
--------------------------------------------------------------------------------

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $246,175,000 principal amount of Notes at the purchase price (101% of the principal amount of the Notes, plus accrued and unpaid interest to and including the date of payment) as of September 23, 1997 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    $49,877.79 Filing party:  Healthsource, Inc.

Form or registration no.:  Schedule 13E-4   Date filed:       July 25, 1997

Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.
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                             INTRODUCTORY STATEMENT

         This Schedule 13E-4 relates to a change of control offer (the "Offer") by Healthsource, Inc., a New Hampshire corporation ("Healthsource"), to purchase for cash, on the terms and subject to the conditions set forth in Healthsource's Change of Control Notice and Offer to Purchase dated July 25, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 5% Convertible Subordinated Notes Due 2003 of Healthsource (the "Notes"). Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The Offer expired on September 18, 1997, at 5:00 p.m., New York City time. As of such time, an aggregate of $246,085,000.00 principal amount of Notes had been validly tendered and not withdrawn pursuant to the Offer. On September 23, 1997, $249,297,776.39, an amount sufficient to pay the aggregate Purchase Price in respect of the Notes so tendered, was deposited with the Depositary in accordance with the terms of the Offer. As a result, on and after September 23, 1997, such Notes ceased to be outstanding and interest on such Notes ceased to accrue and is deemed to have been paid, and all other rights of the tendering Holders in respect of such Notes have terminated.



                                        2
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HEALTHSOURCE, INC.

                                          By: /s/ BARRY R. McHALE
                                          --------------------------------------
                                          Name:   Barry R. McHale
                                          Title:  Vice President and
                                                  Assistant Treasurer



Dated:  September 24, 1997



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